Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

For Immediate Release

TSX: DML NYSE MKT: DNN Currency: CAD$

DENISON ACQUIRES 89% OF ROCKGATE AND

ANNOUNCES INTENTION TO ACQUIRE REMAINING SHARES

THROUGH A PLAN OF ARRANGEMENT

TORONTO, ON – December 6, 2013 – Denison Mines Corp. (“Denison”) announced that, as of 4:00 p.m. (Toronto time) today, approximately 104,852,532 common shares of Rockgate Capital Corp. (“Rockgate”) have been validly deposited to Denison’s offer to acquire all of the outstanding shares of Rockgate (the “Offer”). Denison has taken up and accepted for payment all of such shares, representing approximately 89% of the outstanding Rockgate common shares. The Offer has now expired.

Denison also announced that it will move to acquire the Rockgate common shares not deposited to the Offer through a plan of arrangement (the “Arrangement”), on the same terms as the Offer.

For further information please contact:

Investors and analysts

Ron Hochstein

President and Chief Executive Officer

Sophia Shane

Investor Relations

Phone: (416) 979-1991

Email: info@denisonmines.com

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 597,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 77% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in forward-looking statements and information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements and information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking statements and information about Denison’s intention to complete a subsequent acquisition transaction to acquire the remaining Rockgate common shares.

There can be no assurance that such statements or information will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in any forward-looking statements or information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements or information. These factors are not and should not be construed as being exhaustive. The forward-looking statements and information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking statements or information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.